UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report: September 19, 2023

Worthy Property Bonds, Inc.

(Exact name of issuer as specified in its charter)

86-3192320

(I.R.S. Employer Identification Number)

11175 Cicero Drive, Suite 100, Alpharetta, Georgia 30022

(Full mailing address of principal executive office)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 9. Other Events – Offering in Florida

Worthy Property Bonds, Inc. (the “Company”) has approved the offering of its bonds in the State of Florida. The Company intends to commence its offering in Florida on October 1, 2023.

Item 9. Other Events – Referral Program and Rewards Program

The Company has further updated and revised the descriptions of its Worthy Property Bonds Referral Program (the “Bond Referral Program”) and its Worthy Property Bonds Rewards Program (the “Board Rewards Program”), as described below.

Worthy Property Bond Referral Program

The Company has created the Bond Referral Program to provide (i) investors (each a “Referrer”) who meet eligibility standards set forth below the opportunity to receive Worthy Property Bonds as a thank you for referring a friend or family member to open an account on the Worthy Fintech Platform to join the Worthy community and (ii) new members of the Worthy community (each a “Referree”) who meet eligibility standards set forth below the opportunity to receive Worthy Property Bonds as a thank you for opening an account on the Worthy Fintech Platform as a result of an eligible referral. Each eligible Referrer and eligible Referree will be entitled to receive an award of one Worthy Property Bond valued at $10.00 each (each a “Referral Bond”) per eligible referral, subject to a limitation of 50 Worthy Property Bonds per Referrer account and Referree account per calendar year. Referrers must be existing holders of Worthy Property Bonds, and Referees must purchase at least one bond to qualify to receive the Referral Bonds. Referral Bonds will be fulfilled through Worthy Property Bonds issued under the offering statement of which this offering circular forms a part.

Bond Rewards

A Referral Reward will be made to each an eligible Referrer and eligible Referree to receive one Worthy Property Bond valued at $10.00 each per eligible referral for which an eligible Referrer refers an eligible Referree as a result of which the Referree has opened a qualifying account using a unique referral link designated to the Referrer (the “Referral Offer”). The Referree must purchase at least one Worthy Property Bond in order for the Referrer and the Referree to each receive a Referral Reward. The Worthy Property Bond will be awarded at the account level. The Company will generally process a Referral Reward for a Referral Offer and deposit the Worthy Property Bond issued pursuant to the Referral Reward in such Referrer’s account and Referree’s account within 15 days following the date the Referree opens a qualifying account with the unique referral link designated to the Referrer. Notwithstanding the foregoing, Referral Rewards are limited to 50 Worthy Property Bonds per Referrer account and per Referree account per calendar year.

There are no expenses charged to participants in connection with Referral Rewards under the Bond Referral Program. All costs of administering the Bond Referral Program will be paid by us. Our Worthy Property Bonds may not be available under the Bond Referral Program in all states or jurisdictions. We are not making an offer to sell our Worthy Property Bonds in any jurisdiction where the offer or sale is not permitted.

Eligibility

In order for an investor to receive a Referral Reward as a Referrer for referring a friend or family member to join the Worthy community or as a Referree for joining the Worthy community, such Referree must open an account on the Worthy Fintech Platform and must have used to open the Referree’s account the unique referral link that we assigned to the Referrer. The Referree is required to fund his or her account on the Worthy Fintech Platform in order for the Referrer and the Referree to receive a Referral Reward. In other words, the Referree must purchase at least one Worthy Property Bond in order for the Referrer and the Referree to each receive a Bond Reward. A Referree must be a U.S. resident of majority age and must meet the Applicable Restrictions set forth below.

Applicable Restrictions

The following types of Referrer and Referree accounts are excluded from eligibility to receive a Referral Reward: government accounts, employee accounts, other accounts designated by the Company as “special” accounts, VIP accounts, and dealer accounts. To determine if your account is eligible, you should check your account at the Worthy App or at www.worthybonds.com, or contact our customer service at support@worthy.us

The Bond Referral Program is currently available only to U.S. residents (including residents of Puerto Rico), and investors may only participate if they are of the age of majority for the state in which they reside. The Company may later allow foreign residents to join the Bond Referral Program, which may depend upon your country of residence and other factors as we determine in our discretion. Referral Rewards are limited to 50 Worthy Property Bonds per Referrer account and per Referree account per calendar year.

If the Referrer or Referree requests the repayment of Worthy Property Bonds in the aggregate principal amount greater than $50,000, the Company may make such repayment to such Referrer or Referree within thirty (30) days of the request for such repayment.

Referral Rewards are not transferable.

Electronic Book-Entry of Worthy Property Bonds

Worthy Property Bonds in the Bond Referral Program will be maintained in your name in book-entry form. Physical certificates are not available.

Worthy Property Bonds Rewards Program

The Company has also updated the Worthy Property Bonds Rewards Program to provide investors who meet certain eligibility criteria the opportunity to receive free Worthy Property Bonds as a thank you for registering on the Worthy app, becoming an investor, being an investor, or for taking an action to support the company.

The investor offers will initially be presented to individuals from time to time via email, through our app and/or social media channels and/or through our marketing partners when investors take actions to help support the company. For example, these actions could include, but are not limited to: attending Worthy events, participating in educational events, sharing and creating Worthy content, engaging with our social media posts, providing feedback on proposed value-add products or services to our investor community or for joining Worthy through one of our marketing partners. The offer presented to an individual will specify the eligibility criteria, the number of Worthy Property Bonds subject to the award and any other terms or restrictions of the award if different from those specified in the Company’s offering circular. Issuance of Bond Rewards will be fulfilled through Worthy Property Bonds issued under the Company’s offering statement.

The Company will generally process a Bond Reward for an Investor Offer and deposit the Worthy Property Bonds issued pursuant to the Bond Reward in such investor’s account within 15 days following the date of the qualifying action. An eligible investor will find his or her specific offer communication in his or her account on the Worthy App.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned, thereunto duly organized.

Worthy Property Bonds, Inc.

September 19, 2023	By:	/s/ Dara Albright
Dara Albright
Chief Executive Officer, principal executive officer

Pursuant to the requirements of Regulation A, this Form 1-U has been signed by the following persons in the capacities and on the date indicated.

September 19, 2023	By:	/s/ Dara Albright
Dara Albright
President, Chief Executive Officer, Chief Marketing Officer and Director

September 19, 2023	By:	/s/ Sally Outlaw
Sally Outlaw
Director

September 19, 2023	By:	/s/ Alan Jacobs
Alan Jacobs
Treasurer (Chief Financial Officer), Secretary and Director